Exhibit 99.1

Fiscal Q3 2018 WNS (Holdings) Limited

WNS Announces Fiscal 2018 Third Quarter Earnings, Revises Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, January 18, 2018 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2018 third quarter ended December 31, 2017.

Highlights – Fiscal 2018 Third Quarter:

GAAP Financials

•    Revenue of $188.6 million, up 29.7% from $145.4 million in Q3 of last year and up 1.1% from $186.5 million last quarter

•    Profit of $26.3 million, compared to $18.0 million in Q3 of last year and $18.9 million last quarter

•    Diluted earnings per ADS of $0.51, compared to $0.35 in Q3 of last year and $0.36 last quarter

Non-GAAP Financial Measures*

•    Revenue less repair payments of $185.2 million, up 32.4% from $139.8 million in Q3 of last year and up 1.6% from $182.3 million last quarter

•    Adjusted Net Income (ANI) of $34.2 million, compared to $25.2 million in Q3 of last year and $27.7 million last quarter

•    Adjusted diluted earnings per ADS of $0.66, compared to $0.49 in Q3 of last year and $0.53 last quarter

Other Metrics

•    Added 7 new clients in the quarter, expanded 7 existing relationships

•    Days sales outstanding (DSO) at 30 days

•    Global headcount of 35,657 as of December 31, 2017

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the third quarter was $188.6 million, representing a 29.7% increase versus Q3 of last year and a 1.1% increase from the previous quarter. Revenue less repair payments* in the third quarter was $185.2 million, an increase of 32.4% year-over-year and 1.6% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal third quarter grew 28.5% versus Q3 of last year and 2.0% sequentially. Year-over-year, fiscal Q3 revenue growth was driven by healthy organic revenue growth across key verticals and services, our acquisitions of HealthHelp and Denali which closed in March 2017 and January 2017 respectively, and favorability from currency and hedging. Sequentially, revenue growth was the result of solid performance with both new and existing clients, which helped offset a modest headwind from currency movements net of hedging.

Operating margin in the third quarter was 13.6%, as compared to 14.2% in Q3 of last year and 10.8% in the previous quarter. On a year-over-year basis, margin reductions were driven by the impact of our annual wage increases, higher share-based compensation and currency movements net of hedging. These headwinds were partially offset by improved seat utilization and increased operating leverage on higher volumes. Sequentially, margins increased as a result of lower share-based compensation, improved productivity, and currency movements net of hedging. These benefits more than offset lower seat utilization.

Third quarter adjusted operating margin* was 19.9%, versus 21.3% in Q3 of last year and 18.5% last quarter. On a year-over-year basis, adjusted operating margin* reduced primarily due to the impact of our annual wage increases and currency movements net of hedging. These reductions were partially offset by improved seat utilization and increased operating leverage from higher volumes. Sequentially, adjusted operating margin* increased as a result of improved productivity and currency movements net of hedging. These benefits more than offset the impact of our annual wage increases and lower seat utilization.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q3 2018 WNS (Holdings) Limited

Profit in the fiscal third quarter was $26.3 million, as compared to $18.0 million in Q3 of last year and $18.9 million in the previous quarter. Adjusted net income (ANI)* in Q3 was $34.2 million, up $9.0 million as compared to Q3 of last year and up $6.4 million from the previous quarter. In addition to the explanations discussed above, fiscal third quarter profit and adjusted net income* increased by $5.2 million as a result of the net impact of one-time provisional tax adjustments associated with the 2017 US Tax Reform bill that reduced the US corporate tax rate on our deferred tax assets and deferred tax liabilities, and required us to record a charge for deemed repatriation of offshore earnings.

From a balance sheet perspective, WNS ended Q3 with $208.4 million in cash and investments and $103.1 million of debt. In the third quarter, the company generated $38.3 million in cash from operations, and had $9.0 million in capital expenditures. WNS also repurchased 220,461 ADSs, with our buyback program impacting cash by $9.5 million dollars. Days sales outstanding were 30 days, the same as reported in Q3 of last year and in the previous quarter.

“Our differentiated positioning in the market continues to resonate with clients, helping us add new logos and expand our existing relationships. In fiscal Q3, WNS delivered revenue less repair payments* of $185.2 million, representing year-over-year constant currency* growth of 29%. Growth was once again broad-based across key verticals, services, and geographies,” said Keshav Murugesh, WNS’s Chief Executive Officer. “Our clients continue to experience significant disruption in their business environments, helping generate increased interest in BPM. We believe WNS is well positioned to help clients address these challenges by combining deep domain expertise with robust capabilities in the areas of automation, analytics, and end-to-end digital solutions. We remain focused on helping our clients improve their competitive positioning, and delivering long-term sustainable value for all of our key stakeholders.”

Fiscal 2018 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2018 as follows:

•	Revenue less repair payments* is expected to be between $720 million and $726 million, up from $578.4 million in fiscal 2017. This assumes an average GBP to USD exchange rate of 1.34 for the remainder of fiscal 2018.

•	ANI* is expected to range between $114 million and $116 million versus $92.2 million in fiscal 2017. This assumes an average USD to INR exchange rate of 64.0 for the remainder of fiscal 2018.

•	Based on a diluted share count of 52.3 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $2.18 to $2.22 versus $1.74 in fiscal 2017.

“The company has updated our forecast for fiscal 2018 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our revised guidance for the year reflects growth in revenue less repair payments* of 24.5% to 25.5%, or 23% to 24% on a constant currency* basis. We currently have over 99% visibility to the midpoint of the range.”

Conference Call

WNS will host a conference call on January 18, 2018 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 8369188. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 8369188, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

Fiscal Q3 2018 WNS (Holdings) Limited

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 350+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2017, WNS had 35,657 professionals across 53 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2018 guidance, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our ability to attract and retain clients; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; negative public reaction in the US or the UK to offshore outsourcing; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

Fiscal Q3 2018 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017

Revenue	$188.6	$145.4	$186.5
Cost of revenue	124.4	97.5	125.5

Gross profit	64.1	47.9	61.0
Operating expenses:
Selling and marketing expenses	10.6	7.9	10.3
General and administrative expenses	28.3	21.5	31.3
Foreign exchange loss / (gain), net	(4.4)	(6.2)	(4.4)
Amortization of intangible assets	3.9	4.1	3.7

Operating profit	25.7	20.6	20.1

Other income, net	(2.5)	(2.2)	(2.4)
Finance expense	1.0	0.0	1.0

Profit before income taxes	27.2	22.8	21.4
Provision for income taxes	0.9	4.8	2.5

Profit	$26.3	$18.0	$18.9

Earnings per share of ordinary share
Basic	$0.52	$0.36	$0.37

Diluted	$0.51	$0.35	$0.36

Fiscal Q3 2018 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Dec 31, 2017	As at Mar 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$89.7	$69.8
Investments	118.2	112.0
Trade receivables, net	67.5	60.4
Unbilled revenue	56.1	48.9
Funds held for clients	10.1	9.1
Derivative assets	18.8	35.4
Prepayments and other current assets	26.5	27.4

Total current assets	386.9	363.1

Non-current assets:
Goodwill	135.8	134.0
Intangible assets	91.8	96.6
Property and equipment	59.4	54.8
Derivative assets	3.8	6.6
Investments	0.5	0.4
Deferred tax assets	21.9	16.7
Other non-current assets	40.6	31.9

Total non-current assets	353.7	341.1

TOTAL ASSETS	$740.6	$704.1

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$16.3	$14.2
Provisions and accrued expenses	27.0	27.2
Derivative liabilities	2.5	3.9
Pension and other employee obligations	54.9	52.9
Current portion of long term debt	27.7	27.6
Deferred revenue	3.7	5.5
Current taxes payable	4.1	1.3
Other liabilities	15.9	16.0

Total current liabilities	152.1	148.8

Non-current liabilities:
Derivative liabilities	0.6	0.8
Pension and other employee obligations	10.5	10.7
Long term debt	75.4	89.1
Deferred revenue	1.0	0.4
Other non-current liabilities	17.9	18.5
Deferred tax liabilities	12.1	20.8

Total non-current liabilities	117.6	140.3

TOTAL LIABILITIES	$269.7	$289.1

Shareholders’ equity:
Share capital (ordinary shares $ 0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 54,701,978 and 53,312,559 shares each as at December 31, 2017 and March 31, 2017, respectively)	8.5	8.3
Share premium	363.7	338.3
Retained earnings	339.9	278.0
Other components of equity	(107.0)	(114.9)

Total shareholders’ equity including shares held in treasury	605.2	509.8

Less: 4,400,000 shares as at December 31, 2017 and 3,300,000 shares as at March 31, 2017, held in treasury, at cost	(134.2)	(94.7)

Total shareholders’ equity	$470.9	$415.1

TOTAL LIABILITIES AND EQUITY	$740.6	$704.1

Fiscal Q3 2018 WNS (Holdings) Limited

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on June 29, 2017.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on June 29, 2017.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding share-based expense and amortization of intangible assets and including the tax effect thereon, and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments* and constant currency revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Dec 31, 2017 compared to
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017	Dec 31, 2016	Sep 30, 2017
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$188.6	$145.4	$186.5	29.7%	1.1%
Less: Payments to repair centers	3.4	5.6	4.2	(38.5)%	(18.2)%
Revenue less repair payments (Non-GAAP)	$185.2	$139.8	$182.3	32.4%	1.6%
Exchange rate impact	(1.9)	2.8	(2.6)
Constant currency revenue less repair payments (Non-GAAP)	$183.3	$142.6	$179.7	28.5%	2.0%

Fiscal Q3 2018 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
	(Amounts in millions)
Cost of revenue (GAAP)	$124.4	$97.5	$125.5
Less: Payments to repair centers	3.4	5.6	4.2
Less: Share-based compensation expense	1.0	0.6	1.3
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$120.0	$91.4	$120.1

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
	(Amounts in millions)
Gross profit (GAAP)	$64.1	$47.9	$61.0
Add: Share-based compensation expense	1.0	0.6	1.3
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$65.1	$48.5	$62.3

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
Gross profit as a percentage of revenue (GAAP)	34.0%	32.9%	32.7%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	35.2%	34.7%	34.2%

Fiscal Q3 2018 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$10.6	$7.9	$10.3
Less: Share-based compensation expense	0.7	0.4	0.8
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$9.9	$7.5	$9.5

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
Selling and marketing expenses as a percentage of revenue (GAAP)	5.6%	5.4%	5.5%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	5.4%	5.4%	5.2%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
	(Amounts in millions)
General and administrative expenses (GAAP)	$28.3	$21.5	$31.3
Less: Share-based compensation expense	5.6	4.2	7.9
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$22.8	$17.3	$23.4

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
General and administrative expenses as a percentage of revenue (GAAP)	15.0%	14.8%	16.8%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.3%	12.4%	12.8%

Fiscal Q3 2018 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
	(Amounts in millions)
Operating profit (GAAP)	$25.7	$20.6	$20.1
Add: Share-based compensation expense	7.2	5.1	10.0
Add: Amortization of intangible assets	3.9	4.1	3.7
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) (Non-GAAP)	$36.8	$29.8	$33.7

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
Operating profit as a percentage of revenue (GAAP)	13.6%	14.2%	10.8%
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (Non-GAAP)	19.9%	21.3%	18.5%

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
	(Amounts in millions)
Profit (GAAP)	$26.3	$18.0	$18.9
Add: Share-based compensation expense	7.2	5.1	10.0
Add: Amortization of intangible assets	3.9	4.1	3.7
Less: Tax impact on share-based compensation expense(1)	(2.0)	(0.9)	(3.0)
Less: Tax impact on amortization of intangible assets(1)	(1.3)	(1.1)	(1.8)
Adjusted Net Income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (Non GAAP)	$34.2	$25.2	$27.7

(1) The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

Fiscal Q3 2018 WNS (Holdings) Limited

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
Profit as a percentage of revenue (GAAP)	13.9%	12.4%	10.1%
Adjusted net income (excluding share-based compensation expense and amortization of intangible assets including tax effect thereon) as a percentage of revenue less repair payments (Non-GAAP)	18.4%	18.0%	15.2%

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
Basic earnings per ADS (GAAP)	$0.52	$0.36	$0.37
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.22	0.18	0.28
Less: Tax impact on amortization of intangible assets and share-based compensation expense	(0.06)	(0.04)	(0.10)
Adjusted basic net income per ADS (excluding share-based compensation expenses and amortization of intangible assets, including tax effect thereon) (Non-GAAP)	$0.68	$0.50	$0.55

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2017	Dec 31, 2016	Sep 30, 2017
Diluted earnings per ADS (GAAP)	$0.51	$0.35	$0.36
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.21	0.18	0.26
Less: Tax impact on amortization of intangible assets and share-based compensation expense	(0.06)	(0.04)	(0.09)
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense, including tax effect thereon) (Non-GAAP)	$0.66	$0.49	$0.53